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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES:   January 31, 2005
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(h) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director             10% Owner
   Carter,        Stephen       P.              Woodward Governor Company      WGOV            ----                 ----
---------------------------------------------------------------------------------------------    X  Officer (give         Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below)
                                                Person (Voluntary)                            Vice President, Chief Financial
                                                                                              Officer and Treasurer
                                                                                              -------------------------------------
            5001 North Second Street                                       July  2002
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original    X Form filed by One Reporting Person
                                                                                              ---
                                                                           (Month/Year)       ___Form filed by More than One
      Rockford, IL   61111                                                                         Reporting Person
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    (City)   (State)  (Zip)                      TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code     V      Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Woodward Governor Company Common Stock 07/25/02  P(*)             97       A      $51.20        2,353             D
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Woodward Governor Company Common Stock                                                          2,534             I     Stock Plan
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(*) Purchase pursuant to an established Rule 10b5-1 Plan--Officer Stock Purchase
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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security
                                                             -------------------------------------- ----------------------
                                                                                                     Date      Expira-
                                                              Code    V        (A)        (D)        Exer-     tion
                                                                                                     cisable   Date
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Nonqualified Stock Option (right to buy)  $16.625  01/10/1996                                 11/18/1996   01/17/2006
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Nonqualified Stock Option (right to buy)  $23.50   11/18/1996                                 11/18/1996   11/17/2006
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Nonqualified Stock Option (right to buy)  $32.25   11/17/1997                                 11/17/1997   11/16/2007
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Nonqualified Stock Option (right to buy)  $32.00   01/14/1998                                 01/14/1998   01/13/2008
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Nonqualified Stock Option (right to buy)  $22.00   11/16/1998                                 11/16/1998   11/15/2008
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Nonqualified Stock Option (right to buy)  $24.75   11/16/1999                                 11/15/2000   11/15/2009
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Nonqualified Stock Option (right to buy) $41.813   11/21/2000                                 11/20/2001   11/20/2010
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Nonqualified Stock Option (right to buy)  $49.00   10/01/2001                                 09/30/2002   09/30/2011
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Phantom Stock Units                      1-for-1   11/23/2001                                      (1)        (1)
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rities         ership
                                       5)         Owned          Bene-         (Instr. 4)
                                                  at End         ficially
                     Amount or                    of             Owned at
       Title         Number of                    Month          End of Month
                     Shares                       (Instr. 4)     (Instr. 4)
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Common Stock          3,000(a)                     3,000            D
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Common Stock         17,600(b)                    20,600            D
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Common Stock         20,068(b)                    40,668            D
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Common Stock          7,542(b)                    48,210            D
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Common Stock         18,000(b)                    66,210            D
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Common Stock         13,000(b)(c)                 79,210            D
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Common Stock         10,000(b)(c)                 89,210            D
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Common Stock         15,000(b)(c)                104,210            D
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Common Stock         21,380           $49.06     125,590            D
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Explanation of Responses:

(a) Stock options originally granted on January 17, 1996 under the Woodward Governor Company 1996 Long-Term Incentive Compensation Plan remaining upon partial attainment of performance goals for Fiscal Year 1996. (b) Grant to reporting person of option to buy shares of common stock under the Woodward Governor Company 1996 Long-Term Incentive Compensation Plan is an exempt transaction under Rule 16b-3. (c) Shares become exercisable at the rate of 25% per year beginning one year from date of grant.

(1) The phantom stock units were accrued under the Woodward Governor Company Unfunded Deferred Compensation Plan No. 2 and are to be settled in 100% cash upon separation from the Company.


                        Stephen P. Carter                July 7, 2002
                     -----------------------------------  -----------
                       **Signature of Reporting Person       Date


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If the form is filed by more than on reporting person, SEE Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
          SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
          SEE Instruction 6 for procedure.
                                                                                                                             Page 2
                                                                                                                   SEC 1472 (02-02)
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